Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

First National Bank and Trust Company—

National banking association headquartered in the State of North Carolina

First National Investor Services, Inc.—

A North Carolina corporation and financial subsidiary

Rowan Savings Bank SSB, Inc.—

Savings bank chartered in the State of North Carolina

Dover Mortgage Company—

Mortgage banking company incorporated in the State of North Carolina